-------------------------------------------------------------------------------
    UMB Profit Sharing and 401(k) Savings Plan
    Financial Statements as of and for the Years
    Ended December 31, 1998 and 1997,
    Supplemental Schedules as of and for the Year Ended December 31, 1998, and Independent Auditors' Report

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 1998 AND 1997:

     Statements of Net Assets Available for Benefits                         2-3

     Statements of Changes in Net Assets Available for Benefits                4

     Notes to Financial Statements                                           5-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED DECEMBER 31, 1998:

   Item 27a - Schedule of Assets Held for Investment Purposes                 10

   Item 27d - Schedule of Reportable Transactions                          11-12

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
UMB Profit Sharing and 401(k) Savings Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 4, 1999

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                                           Non-
                                                                        Participant Directed                             Participant
                                                                                                                           Directed
                             _______________________________________________________________________________________________________
                                                                                          Fund F:     Fund G:    Fund H:
                                             Fund B:     Fund C:   Fund D:     Fund E:     UMB         UMB        UMB
                                Fund A:      Pooled      Pooled    Pooled    UMB Scout    Scout   Scout Capital Financial
                               Balanced      Income      Equity     Debt      Regional  Worldwide Preservation Corporation
                                 Fund         Fund        Fund      Fund        Fund      Fund         Fund      Stock     Administ-
                                 ----         ----        ----      ----        ----      ----         ----      -----     ---------
ASSETS:                                                                                                                      rative
  Investments, at fair value:
Pooled Income Fund                       $ 10,589,329
Pooled Debt Fund            $ 10,188,190                         $ 6,372,336
Pooled Equity Fund            12,530,727             $ 34,116,453
Scout Regional Fund                                                         $ 7,383,316
Scout Worldwide Fund                                                                   $ 14,176,210
Scout Preservation Fund                                                                               $ 630,729
Short Term Money Market          128,987       87,200     154,040     14,959                                         $ 24  $116,395
UMB Financial Corporation
 Stock                                                                                                          1,045,170
Participant loans              2,593,529
Other assets - real estate                                100,000
                             ----------   ----------  ----------  ---------  ---------  ----------     ------- ---------    -------

Total investments            25,441,433   10,676,529  34,370,493  6,387,295  7,383,316  14,176,210     630,729  1,045,194   116,395
                             ----------   ----------  ----------  ---------  ---------  ----------     ------- ---------    -------
  Receivables:
Employer contributions           361,804      102,517     603,953     83,238    177,698     317,504      13,897    10,843
Interest and dividends            13,061          220       1,025        217                                        5,557       449
                             ----------   ----------  ----------  ---------  ---------  ----------     ------- ---------    -------
Total receivables                374,865      102,737     604,978     83,455    177,698     317,504      13,897    16,400       449
                             ----------   ----------  ----------  ---------  ---------  ----------     ------- ---------    -------
Cash                             101,429       19,598     103,483     19,855     13,983         376
                             ----------   ----------  ----------  ---------  ---------  ----------     ------- ---------    -------
 Total assets                 25,917,727   10,798,864  35,078,954  6,490,605  7,574,997  14,494,090     644,626 1,061,594   116,844
LIABILITIES -
Refundable excess
contributions                      2,148        2,658       7,865        779      1,971       6,486          91       139
                             ----------   ----------  ----------  ---------  ---------  ----------     ------- ---------    -------
NET ASSETS AVAILABLE
  FOR BENEFITS              $ 25,915,579 $ 10,796,206$ 35,071,089$ 6,489,826$ 7,573,026$ 14,487,604   $ 644,535$1,061,455  $116,844
                            ============ ==========================================================   ===================  ========

                               Total all
                                 Funds
                                 -----
ASSETS:
  Investments, at fair value:
Pooled Income Fund          $ 10,589,329
Pooled Debt Fund              16,560,526
Pooled Equity Fund            46,647,180
Scout Regional Fund            7,383,316
Scout Worldwide Fund          14,176,210
Scout Preservation Fund          630,729
Short Term Money Market          501,605
UMB Financial Corporation
 Stock                         1,045,170
Participant loans              2,593,529
Other assets - real estate       100,000
                                 -------
 Total investments           100,227,594
                             -----------
  Receivables:
Employer contributions         1,671,454
Interest and dividends            20,529
                                  ------
 Total receivables             1,691,983
                               ---------
Cash                             258,724
                                 -------
 Total assets                102,178,301
LIABILITIES -
Refundable excess
contributions                     22,137
                                  ------
NET ASSETS AVAILABLE
  FOR BENEFITS             $ 102,156,164
                           =============

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997

                                                                                                   Non-Participant
                                        Participant Directed                                          Directed
                                                                                            Fund F:
                                                Fund B:  Fund C:       Fund D:   Fund E:        UMB
                                    Fund A:     Pooled   Pooled        Pooled  UMB Scout      Scout
                                   Balanced     Income   Equity         Debt    Regional  Worldwide
                                       Fund      Fund     Fund          Fund        Fund       Fund  Administrative       Total
                                       ----      ----     ----          ----        ----       ----  --------------       -----
ASSETS:
Investments, at fair value:
Pooled Income Fund                          $ 3,929,264                                                              $ 3,929,264
Pooled Debt Fund                 $7,903,723                        $ 4,005,805                                        11,909,528
Pooled Equity Fund               10,404,456            $27,172,232                                                    37,576,688
Scout Regional Fund                                                           $6,266,693                               6,266,693
Scout Worldwide Fund                                                                     $8,929,127                    8,929,127
Short Term Money Market             162,911      23,089    144,361      17,280     4,521                 $ 87,657        439,819
Participant loans                 2,278,258                                                                            2,278,258
Other assets - real estate                                 100,000                                                       100,000
                                 ----------   --------- ----------   --------- ---------  ---------        ------     ----------
 Total investments               20,749,348   3,952,353 27,416,593   4,023,085 6,271,214  8,929,127        87,657     71,429,377
                                 ----------   --------- ----------   --------- ---------  ---------        ------     ----------
Receivables:
Employer contributions               76,560      17,766    173,425      19,940    60,082    100,160                      447,933
Interest and dividends               10,484         113        319         115                                344         11,375
                                 ----------   --------- ----------   --------- ---------  ---------        ------     ----------
 Total receivables                   87,044      17,879    173,744      20,055    60,082    100,160           344        459,308
                                 ----------   --------- ----------   --------- ---------  ---------        ------     ----------
 Total assets                    20,836,392   3,970,232 27,590,337   4,043,140 6,331,296  9,029,287        88,001     71,888,685
LIABILITIES -
Refundable excess contributions       4,561       3,324     14,727       1,958     3,866      7,889                       36,325
                                 ----------   --------- ----------   --------- ---------  ---------        ------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                      $20,831,831 $ 3,966,908$27,575,610  $4,041,182$6,327,430 $9,021,398      $ 88,001   $ 71,852,360
                                =========== ======================  ==================== ==========      ========   ============
See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997

                                       Participant-Directed

                                                                                                                 Fund G:    Fund H:
                                                        Fund B:       Fund C:   Fund D:   Fund E:     Fund F:    UMB Scout   UMB
                                           Fund A:      Pooled        Pooled    Pooled    UMB Scout   UMB Scout  Capital   Financial
                                          Balanced      Income        Equity    Debt      Regional    Worldwide Preservation Corp.
                                            Fund         Fund         Fund      Fund      Fund        Fund       Fund      Stock
ADDITIONS:
   Net appreciation (depreciation)
      in fair value of investments        $ 1,463,591  $ 273,243  $ 2,143,243 $  385,210 $ (801,489)$ 1,479,479  $ (54,972)$(44,142)
    Interest and dividends                    223,576      8,249       16,545      2,429    600,537     211,211      8,613    6,347
    Employer contributions                    361,804    102,517      603,953     83,238    177,699     317,503     13,897   10,843
    Employee contributions                  1,514,437    397,058    2,689,449    315,181    806,871   1,321,718     51,574     (139)
    Transfers from The ESOP
      of UMB                                             216,380        8,998      9,243      6,609       6,609
    Transfers from the Retirement
      Plan of UMB                           6,375,611  5,517,326    5,353,244  1,613,359  1,115,884   2,493,354    221,202 1,088,546
                                            ---------  ---------    ---------  ---------  ---------   ---------    ------- ---------
Total additions                             9,939,019  6,514,773   10,815,432  2,408,660  1,906,111   5,829,874    240,314 1,061,455

DEDUCTIONS:

  Benefit payments
  Other expenses                                                        1,884
                                            ---------  ---------    ---------  ---------  ---------   ---------    ------- ---------
Total deductions                                                        1,884
                                            ---------  ---------    ---------  ---------  ---------   ---------    ------- ---------
Net increase (decrease) prior
  to interfund transfers                    9,939,019  6,514,773   10,813,548  2,408,660  1,906,111   5,829,874    240,314 1,061,455
  Interfund transfers, net                 (4,855,271)   314,525   (3,318,069)    39,984   (660,515)   (363,668)   404,221
                                            ---------  ---------    ---------  ---------  ---------   ---------    ------- ---------
Net increase                                5,083,748  6,829,298    7,495,479  2,448,644  1,245,596   5,466,206    644,535 1,061,455
                                            ---------  ---------    ---------  ---------  ---------   ---------    ------- ---------
  Net assets available for benefits,
    beginning of year                      20,831,831  3,966,908   27,575,610  4,041,182  6,327,430   9,021,398
                                            ---------  ---------    ---------  ---------  ---------   ---------    ------- ---------
  Net assets available for benefits,
    end of year                          $ 25,915,579 $10,796,206 $35,071,089 $6,489,826 $7,573,026 $14,487,604  $ 644,535$1,061,455
                                         ============ =========== =========== ========== ========== ===========  ===================
See notes to fininacial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997

                                       Non-Participant
                                           Directed


                                                              1998             1997
                                        Administrative       Total            Total

ADDITIONS:
   Net appreciation (depreciation)
      in fair value of investments                        $ 4,844,163     $ 9,651,110
    Interest and dividends                  $ 3,157         1,080,664         874,800
    Employer contributions                                  1,671,454         447,933
    Employee contributions                                  7,096,149       5,018,501
    Transfers from The ESOP
      of UMB                                                  247,839          33,334
    Transfers from the Retirement
      Plan of UMB                                          23,778,526
                                              -----        ----------      ----------
Total additions                               3,157        38,718,795      16,025,678

DEDUCTIONS:
  Benefit payments                        8,413,107         8,413,107       5,959,679
  Other expenses                                                1,884           1,990
                                          ---------         ---------       ---------
Total deductions                          8,413,107         8,414,991       5,961,669
                                          ---------         ---------       ---------
Net increase (decrease) prior
  to interfund transfers                 (8,409,950)       30,303,804      10,064,009
  Interfund transfers, net                8,438,793
                                          ---------         ---------       ---------
Net increase                                 28,843        30,303,804      10,064,009
                                          ---------         ---------       ---------
  Net assets available for benefits,
    beginning of year                        88,001        71,852,360      61,788,351
                                          ---------         ---------       ---------
  Net assets available for benefits,
    end of year                           $ 116,844      $102,156,164    $ 71,852,360
                                          =========      ============    ============
See notes to fininacial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. The employers (UMB Financial Corporation and affiliates) (collectively the "Company") have agreed to voluntarily contribute an amount equal to the lesser of 8% of consolidated net income or the maximum amount which could be contributed without reducing consolidated net income below 8% of shareholders' equity. Employer contributions as computed above (profit sharing contributions) are divided between the UMB Profit Sharing and 401(k) Savings Plan and The ESOP of UMB, at the discretion of the Board of Directors of UMB Financial Corporation. All such employer profit sharing contributions were allocated to The ESOP of UMB in 1998 and 1997.

Eligibility and Participation - The Plan provides that employees with one full year of continuous service become eligible to participate in the Plan.

Contributions - Under the Plan, participants can elect to make contributions on a pre-tax basis, equal to not less than 1% or more than 10% of their compensation. Employees that are regularly scheduled to perform twenty or more hours of service for the employer are eligible to make contributions. Elective deferral contributions are fully vested and nonforfeitable. The Plan allows for matching contributions by the employer to be determined annually by the Board of Directors of UMB Financial Corporation at its discretion. Employer matching 401(k) contributions of $1,671,454 and $447,933, respectively, were made to the Plan in 1998 and 1997.

Transfer from Retirement Plan of UMB - During the Plan year ended December 31, 1998, the Retirement Plan of UMB ("Terminated Plan") was terminated. Participants in the Terminated Plan could elect to transfer their balance from the Terminated Plan to this Plan. During the year ended December 31, 1998, $23,778,526 was transferred into this Plan from the Terminated Plan.

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of (a) the Employer's contribution and (b) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant is fully vested after five years of completed service.

Payment of Benefits - A participant may withdraw all or a portion of voluntary contributions subject to Administrative Committee approval. Employees are not allowed to withdraw any portion of the employer contributions. Participants are also able to transfer their account balances from The ESOP of UMB to the Plan if the participant is between the ages of 55 and 59.

Participant Loans - The Plan provides for interest-bearing, secured loans to be made to participants not to exceed the lesser of 50% of the participant's portion of their accumulated benefit or $50,000. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates are fixed at one percent above the prime rate for commercial loans at the date of issue.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments - Investments are stated at aggregate fair value. The fair value of the investments owned by the Plan in the pooled funds is based on quoted redemption values on the last business day of the Plan year. Investments in mutual funds and in the common stock of the Company are valued at quoted market prices. For participant loans which do not have an established fair value, management estimates that the outstanding principal amount of the participant loans approximates fair value. Investments in other assets are valued at estimated fair value.

The change in the difference between fair value at the end of the year and beginning fair value or, for those investments purchased during the year, the cost of investments, is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Substantially all of the Plan assets are in funds offered by UMB Bank, n.a., the
plan   administrator.   The  credit  worthiness  of  those  funds  is  monitored
periodically by Plan management.

Benefits Payable - As of December 31, 1998 and 1997, net assets available for benefits included benefits that were approved but not yet processed of $1,510,978 and $196,126, respectively, due to participants who have withdrawn from participation in the Plan.

Costs and Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the Company. During 1998 and 1997, the Plan incurred $1,884 and $1,990, respectively, of other expenses related to property taxes and insurance paid for an investment in real estate and other administrative expenses.

3.    FUND INVESTMENTS

The Plan has been designed to permit each participant to choose the type of investment which best satisfies the participant's requirements among the eight available funds as follows:

The prospectus for Fund A: Balanced Fund states that its assets are intended to be invested in a diversified portfolio of approximately 50% equity investments and approximately 50% debt securities (including participant loans).

The prospectus for Fund B: Pooled Income Fund states that its assets are intended to be invested entirely in short-term debt securities.

The prospectus for Fund C: Pooled Equity Fund states that its assets are intended to be invested entirely in a diversified portfolio of equity securities and real estate.

The prospectus for Fund D: Pooled Debt Fund states that its assets are intended to be invested in long-term fixed income securities.

The prospectus for Fund E: UMB Scout Regional Fund states that its assets are intended to be invested primarily in common stocks of midwestern regional companies selected for their promise of long-term growth of both capital and dividend income.

The prospectus for Fund F: UMB Scout Worldwide Fund states that its assets are intended to be invested in a diversified portfolio of equity securities of established companies either located outside the U.S. or whose primary business is carried on outside the country.

The prospectus for Fund G: UMB Scout Capital Preservation Fund states that its assets are intended to be invested primarily in equity securities (common stocks and convertible securities).

The prospectus for Fund H: UMB Financial Corporation Fund states that its assets are intended to be invested primarily in common stock of UMB Financial Corporation.

Additionally, each fund contains money market funds to facilitate the transfer of assets. Plan participants may direct their interests in the Plan be invested in any of the eight designated investment funds, except that no more than 25% of a participants' account may be allocated to Fund E or Fund F. Additionally, participants are allowed to change their designated investment fund or funds throughout the year as they desire.

4.    INVESTMENTS

The Plan's investments are held by UMB Bank, n.a.. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                     1998
                                                              -------------------------------------------------
                                                                                 Unit
                                                                  Number         Value            Fair
                                                                 of Units      (rounded)          Value

Investments in common collective trust funds and
  mutual funds administered by UMB Bank, n.a.,
  at fair value as determined by quoted market price
  and aggregate fair value:
    Pooled Debt Fund                                                 225,954       $ 73.29        $ 16,560,526
    Pooled Equity Fund                                               466,496         99.95          46,647,180
    Pooled Income Fund                                               187,369         56.52          10,589,239
    Scout Regional Fund                                              705,862         10.46           7,383,316
    Scout Worldwide Fund                                             763,804         18.56          14,176,210


                                                                                     1997
                                                              -------------------------------------------------
                                                                                 Unit
                                                                  Number         Value            Fair
                                                                 of Units      (rounded)          Value

    Pooled Debt Fund                                                 177,168       $ 67.22        $ 11,909,528
    Pooled Equity Fund                                               404,795         92.83          37,576,688
    Pooled Income Fund                                                73,554         53.42           3,929,264
    Scout Regional Fund                                              527,056         11.89           6,266,693
    Scout Worldwide Fund                                             557,374         16.02           8,929,127

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Board of Directors of UMB Financial Corporation, (the "Plan Sponsor"), has the right under the Plan to increase or decrease the amount calculated by the formula described in Note 1, and has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon the individual percentage of fund dollars to the total fund dollars.

6.    INCOME TAX STATUS

The Plan has obtained a determination letter, dated September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                            December 31,
                                                     1998                   1997

Net assets available for benefits per
    the financial statements                   $102,156,164         $ 71,852,360
Amounts allocated to withdrawing participants    (1,510,978)           (196,126)
Net assets available for benefits per
    the Form 5500                              $100,645,186         $ 71,656,234



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Year Ended
                                                             December 31, 1998
                                                        ------------------------

Benefits paid to participants per the financial
     statements                                              $ 8,413,107
Add: Amounts allocated to withdrawing participants
  at December 31, 1998                                         1,510,978
Less: Amounts allocated to withdrawing participants
  at December 31, 1997                                          (196,126)
Benefits paid to participants per the Form 5500              $ 9,727,959



8.    RELATED PARTIES

Certain Plan investments are units of mutual funds and pooled funds managed by UMB Bank, n.a. and shares of Company stock. UMB Bank, n.a. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.    SUBSEQUENT EVENTS

Effective May 31, 1999, the Company has added two investment funds to the Plan. These funds are the UMB Scout Stock Select Fund and the UMB Scout Worldwide Select Fund.

                                     ******

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

(a)                      (b)                                       (c)                       (d)              (e)
                                                        Description of investment
                                                     including maturity date, rate of
             Identity of issue, borrower,              interest, collateral, par or                         Current
               lessor or similar party                       maturity value                  Cost            Value


     Fund A:  Balanced Fund
 *     Pooled Debt Fund                           Pooled Fund (139,009 units)              $ 7,073,146      $ 10,188,190
 *     Pooled Equity Fund                         Pooled Fund (125,314 units)                5,454,375        12,530,727
 *     Short Term Money Market                    Money Market Fund (128,987 units)            128,987           128,987
 *     Participant Loans                          Loans, ranging form 1 month to
                                                    60 months maturity, with interest
                                                    rates of 6.00% to 9.50%                  2,593,529         2,593,529

     Fund B:  Pooled Income Fund
 *     Pooled Income Fund                         Pooled Fund (187,369 units)                9,402,269        10,589,329
 *     Short Term Money Market                    Money Market Fund (87,200 units)              87,200            87,200

     Fund C:  Pooled Equity Fund
 *     Pooled Equity Fund                         Pooled Fund (341,182 units)               18,538,178        34,116,453
 *     Short Term Money Market                    Money Market Fund (154,040 units)            154,040           154,040
       Other Assets - Real Estate                 Land - Shawnee County, Kansas                100,000           100,000

     Fund D:  Pooled Debt Fund
 *     Pooled Debt Fund                           Pooled Fund (86,945 units)                 4,562,395         6,372,336
 *     Short Term Money Market                    Money Market Fund (14,959 units)              14,959            14,959

 *   Fund E:  UMB Scout Regional Fund             Mutual Fund (705,862 units)                7,574,374         7,383,316

 *   Fund F:  UMB Scout Worldwide Fund            Mutual Fund (763,804 units)               11,582,848        14,176,210

 *   Fund G:  UMB Scout Capital Preservation      Mutual Fund (70,789 units)                   679,836           630,729

     Fund H:  UMB Financial Corporation Stock
 *     UMB Financial Corporation Stock            Common Stock (22,783 units)                1,089,312         1,045,170
 *     Short Term Money Market                    Money Market Fund (24 units)                      24                24

     Administrative
 *     Short Term Money Market                    Money Market Fund (116,395 units)           116,395           116,395

     Total investments                                                                   $ 69,151,867     $ 100,227,594


 *   Represents a party-in-interest to the Plan.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

                       (a)                 (b)                     (c)         (d)          (e)        (f)                (g)
                                                                                                       Current Value
                                          Description            Purchase     Selling       Cost       of Asset on
   Identity of Party Involved             of Asset               Price        Price         of Asset   Transaction Date   Net Gain
                                                                                SINGLE TRANSACTIONS
  Income Fund                             Pooled Fund           $5,800,000                $5,800,000   $5,800,000
  Equity Fund                             Pooled Fund            5,200,000                 5,200,000    5,200,000
  Short Term Money Market                 Money Market Fund      6,396,540                 6,396,540    6,396,540
  Short Term Money Market                 Money Market Fund                   $5,948,653   5,948,653    5,948,653
  Short Term Money Market                 Money Market Fund      5,515,928                 5,515,928    5,515,928
  Short Term Money Market                 Money Market Fund                    5,550,390   5,550,390    5,550,390
  Short Term Money Market                 Money Market Fund      5,350,560                 5,350,560    5,350,560
  Short Term Money Market                 Money Market Fund                    5,204,497   5,204,497    5,204,497
                                                                                                                        (Continued)

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

                  (a)             (b)              (c)          (d)          (e)         (f)                (g)
                                                                                         Current Value
                                  Description      Purchase     Selling      Cost        of Asset on
Identity of Party Involved        of Asset         Price        Price        of Asset    Transaction Date    Net Gain
                                                                 SERIES TRANSACTIONS
Debt Fund                         Pooled Fund
                                  (5 purchases)    $ 2,250,700               $ 2,250,700 $ 2,250,700
                                  (13 sales)                    $ 2,248,791    1,276,386   2,248,791         $ 972,405
Equity Fund                       Pooled Fund
                                  (10 purchases)     9,606,761                 9,606,761   9,606,761
                                  (5 sales)                       3,519,904    1,326,248   3,519,904         2,193,656
Income Fund                       Pooled Fund
                                  (12 purchases)    10,849,578                10,849,578  10,849,578
                                  (2 sales)                         821,978      614,474     821,978           207,504
Short Term Money Market           Money Market Fund
                                  (294 purchases)   33,838,899                33,838,899  33,838,899
                                  (254 sales)                    33,789,427   33,789,427  33,789,427
UMB Scout Regional Fund           Mutual Fund
                                  (62 purchases)     3,875,442                 3,875,442   3,875,442
                                  (41 sales)                      1,957,329    1,668,147   1,957,330           289,183
UMB Scout Worldwide Fund          Mutual Fund
                                  (63 purchases)     6,021,435                 6,021,435   6,021,435
                                  (42 sales)                      2,253,830    1,643,581   2,253,830           610,249
                                                                                                              (Concluded)

INDEPENDENT AUDITORS' CONSENT

We consent to the  incorporation  by reference  in  Registration  Statement  No.
333-65807 of UMB Financial  Corporation  on Form S-8 of our report dated June 4,
1999,  appearing  in this Annual  Report on Form 11-K of UMB Profit  Sharing and
401(k) Savings Plan for the year ended December 31, 1998.



June 29, 1999
Kansas City, Missouri
